Exhibit 99.a(iii)

H&Q LIFE SCIENCES INVESTORS

CERTIFICATE OF AMENDMENT

The undersigned hereby certifies that he is a Trustee of H&Q Life Sciences Investors (the “Trust”), a Massachusetts business trust, and that pursuant to Sections 2.3 and 8.3 of a Declaration of Trust dated February 20, 1992, as amended by a written instrument executed by a majority of the Trustees, William R. Hambrecht has been appointed Trustee of the Trust to fill the vacancy left by the resignation of Roger F. Killion from such position.

Dated: August 11, 1995	/s/ Alan G. Carr
Alan G. Carr, as a Trustee

COMMONWEALTH OF MASSACHUSETTS

Suffolk, ss.

On the 11th day of August, 1995, then personally appeared before me Alan G. Carr who acknowledged the foregoing instrument to be his free act and deed.

/s/ Susan M. Hoyt
Notary Public

My Commission Expires: 10/12/95